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FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Global-E Online Ltd.

25 Basel Street

Petah Tikva 4951038, Israel

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Global-E Online Ltd. with respect to the omitted portions, which are identified in this letter by the mark “[***].”.

April 28, 2021

	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Ryan Rohn

Stephen Krikorian

Matthew Crispino

Larry Spirgel

Re:	Global-E Online Ltd. Registration Statement on Form F-1

Filed March 8, 2021

File No. 333-253999

Dear Sir or Madam:

On behalf of Global-E Online Ltd. (the “Company”), we are hereby filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form F-1 (“Amendment No. 2”). The Company previously filed the Registration Statement on March 8, 2021, as amended by Amendment No. 1 to the Registration Statement on April 13, 2021. Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on April 22, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the Staff’s comment in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

Form F-1/A filed April 13, 2021

Recent Developments, page 6

1.

We note your estimates for gross merchandise value for the period ended March 31, 2021. In order to provide proper context for this estimate, please provide balancing disclosure of your estimates for your revenues and net income/net loss for the same period (and a comparison to your actual results for the period ended March 31, 2020).

April 28, 2021

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 6 through 8 of Amendment No. 2 to disclose estimates of revenues, net profit (loss) and other financial metrics for the period ended March 31, 2021.

2.

Please revise your footnote to disclose how you will account for the warrants issued to Shopify. This disclosure should include the fair value of the warrants and the expected amortization period. The disclosure should comply with paragraph ASC 855-10-50-2 and 50-3. Tell us what consideration you gave to disclosing the percentage based fee in this footnote and in other disclosures throughout this filing. In addition, please confirm that Shopify is not deemed a customer under ASC 606-10.

Accounting Treatments of Warrants

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-36 of Amendment No. 2 to disclose how the Company will account for the warrants issued to Shopify. The Company advises the Staff that it will recognize an asset in connection with the Services and Partnership Agreement with Shopify in which the Company granted warrants in exchange for the benefit of acquiring new merchant partners. The Company recognized at the effective date of the Services and Partnership Agreement an asset for 40% of the warrants as this portion of the warrants became fully vested on this date. The remaining unvested warrants will be recognized as an asset over the two year period these warrants become vested.

This asset represents the probable future economic benefit to be realized over the four-year expected benefit period of the Services and Partnership Agreement and is valued based on the fair value of the warrants on the grant date. The Company expects the total fair market value of the warrants on the grant date to be approximately $[***] million as of the grant date. The Company valued the warrants at issuance using the Black-Scholes-Merton option pricing model with the underlying share value of $[***] (based on the midpoint of the expected IPO price range).

Disclosure of Percentage Based Fee

The Company respectfully advises the Staff that it believes the current disclosure describes the material terms of the Services and Partnership Agreement necessary for an investor to understand the economic implications to the Company and does not omit to state any terms that would be material to such investor’s understanding of the Company’s business. The Company believes that the warrants awarded to Shopify represent the material consideration payable in connection with the partnership arrangement, the accounting impact of which is the subject of comprehensive disclosure currently included in the Company’s Registration Statement, rather than the impact of economic terms within the Services and Partnership Agreement itself.

April 28, 2021

The Company does not believe that the breakdown of the specific percentage of GMV payable to Shopify under the Services and Partnership Agreement would be material to a reasonable investor because the percentage based fee is not expected to have a material impact on the Company’s future operating margins due to a number of factors, including:

•	the expected increase in GMV and margins as a result of the Company’s exclusive relationship with Shopify and enhanced market position derived therefrom;

•	efficiencies the Company expects to realize in winning and onboarding Shopify merchants as a result of being exclusively integrated into the Shopify checkout; and

•	the continuing trend of improving margins from new merchants relative to our historic merchant base.

The Company respectfully submits that while the disclosure of the percentage based fee would not materially enhance an investor’s understanding, it is commercially and competitively sensitive, and if it were to be disclosed, would cause competitive harm to the Company. In our contracts with existing merchants or counterparties, there is no set formula for determining the fees payable thereunder. Rather, the final terms we agree upon with third parties is often the result of commercial negotiations, based on the individual needs of our merchants and partners and the strategic value we place on that particular contract. Disclosure of the percentage based fee would potentially set a bar, ceiling or comparator for the benefit of future potential counterparties in their negotiations with the Company, potentially inhibiting the Company’s ability to negotiate preferable terms in other agreements. In these circumstances, the major beneficiary of the disclosure would be the Company’s future counterparties, not its investors.

In addition, disclosure of the percentage based fee could harm or strain our newly expanded relationship with Shopify who also considers this information to be of a commercially and competitively sensitive nature, and may deter future counterparties from agreeing to a term they find commercially acceptable in the context of a relationship with the Company, but otherwise do not want disclosed more broadly. The reluctance or refusal by future counterparties to agree to a mutually beneficial term due to confidentiality concerns would ultimately be detrimental both to the Company and its shareholders.

Finally, the Company respectfully advises the Staff that another registrant has similarly included high-level language related to fees payable to Shopify with similar facts and circumstances in its recent IPO registration statement, Affirm Holdings Inc. (Registration No. 333-250184) filed with the Commission on November 18, 2020, and otherwise maintains that this information is of the nature that registrants commonly request be awarded confidential treatment on account of being commercially and financially sensitive. Accordingly, the Company does not believe it is disclosing the terms of the agreement in a manner inconsistent with common practice.

April 28, 2021

Confirmation Shopify is Not Deemed a Customer

The Company respectfully advises the Staff that it does not consider Shopify a customer pursuant to ASC 606 10 and it has determined that Shopify is a vendor based on the following:

•

Shopify has not contracted with the Company to receive its services in exchange for consideration (i.e. the Company and Shopify did not enter into an agreement in which the Company provides Shopify with its ordinary services). Rather, the Company will provide its services directly to the merchants;

•	the Company is the sole principal to the merchant in providing all services. Shopify is not a party to the agreement between the Company and any individual merchant;

•	Shopify does not resell the Company’s services, and cannot grant merchants any rights to use the Company’s services;

•	the Company controls all the commercial terms of the services, including pricing, vis-à-vis the merchant and has full discretion over such terms; and

•	Shopify’s role is (a) to provide an e-commerce platform to the merchant (irrespective of the Company’s services) and (b) generate sales leads for the Company and provide access to Shopify merchants.

* * *

April 28, 2021

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at +44.20.7710.5820 or by fax at +9.725.4621.8157 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua Kiernan

Joshua G. Kiernan, Esq.
of LATHAM & WATKINS LLP

cc:	Amir Schlachet, Global-E Online Ltd.

Oded Griffel, Esq., Global-E Online Ltd.

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Mike Rimon, Esq., Meitar | Law Offices

Shachar Hadar, Esq., Meitar | Law Offices

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Chaim Friedland, Esq., Gornitzky & Co.

Ari Fried, Esq., Gornitzky & Co.